SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Body Central Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09689U102

(CUSIP Number)

Lane Five Capital Management LP
1122 Kenilworth Drive, Suite 313
Towson, MD 21204
Attention: Scott Liotta
 Telephone: (443) 921-2060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Lisa O’Dell Rapuano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,407,700 shares of Common Stock

7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* As more fully described in Item 5, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Lane Five Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,407,700 shares of Common Stock

7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

* As more fully described in Item 5, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Lane Five Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,407,700 shares of Common Stock

7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

* As more fully described in Item 5, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Lane Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,407,700 shares of Common Stock

7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

* As more fully described in Item 5, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Lane Five Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,407,700 shares of Common Stock 7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,407,700 shares of Common Stock

7,714,286 shares of Common Stock issuable upon conversion of $2,700,000 aggregate principal amount of Notes (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

* As more fully described in Item 5, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 7 of 13 Pages

This Amendment No.2 (“Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Persons on April 4, 2014 (the “Original Schedule 13D”) as amended by that Schedule 13D filed by Solas Capital Management, LLC on behalf of the Reporting Persons and certain other reporting persons therein on May 23, 2014 (“Amendment No. 1”) (the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”) relating to the shares of Common Stock (as defined in Item 1 below), of the Issuer (as defined in Item 1 below). This Amendment No. 2 amends the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Body Central Corp., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 6225 Powers Avenue, Jacksonville, Florida 32217.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

	(i)	Lane Five Partners LP, a Delaware limited partnership (the “Fund”), with respect to shares of Common Stock directly held by it;

	(ii)	Lane Five Capital Management LP, a Delaware limited partnership (the “Investment Manager”), which serves as the investment manager of the Fund, with respect to the shares of Common Stock directly held by the Fund;

	(iii)	Lane Five Capital Management, LLC, a Maryland limited liability company (the “IM GP”), which serves as the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Fund; and

	(iv)	Lane Five Partners GP LLC, a Delaware limited liability company (the “General Partner”), who serves as the general partner of the Fund, with respect to the shares of Common Stock directly held by the Fund.

	(v)	Lisa O’Dell Rapuano, United States Citizen (“Ms. Rapuano”), who serves as the Managing Member of the IM GP and of the General Partner, with respect to the shares of Common Stock directly held by the Fund.

The Fund, Investment Manager, the IM GP, the General Partner and Ms. Rapuano are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 8 of 13 Pages

(b)	The address of the business office of each of the Reporting Persons is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(c)	The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund. The principal business of the General Partner is acting as general partner to the Fund. The principal business of the IM GP is acting as general partner to the Investment Manager. Ms. Rapuano’s principal occupation is serving as the Managing Member of the General Partner and the IM GP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of the Fund and the Investment Manager is a Delaware limited partnership. The IM GP is a Maryland limited liability company. The General Partner is a Delaware limited liability company. Ms. Rapuano is a United States citizen.

The Reporting Persons have executed a Joint Filing Agreement, dated June 2, 2014, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source and amount of funds including commissions used by the Fund in making its purchase of the shares of Common Stock owned by it are set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
	Working Capital	$4,852,944**

** Includes the amount of funds used to purchase $2,700,000 aggregate principal of Notes convertible into Common Stock, even though the Notes are subject to a 9.99% blocker, as described in Item 5.

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 9 of 13 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

Effective as of June 27, 2014, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Fund and certain other investors (collectively, the “Buyers”) and closed the issuance and sale to the Buyers of $18.0 million in aggregate principal amount of its subordinated secured convertible notes (the “Notes”) and new series of preferred stock (the “Preferred Stock”).

In the Purchase Agreement, the Issuer has agreed, among other things, to seek stockholder approval within 90 days to effect a reverse stock split.

The Notes will be convertible into shares of Common Stock, at any time, in whole or in part, at the option of the holders at a fixed conversion price, initially set at $0.35, which shall be subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the Notes. Interest on the Notes will accrue at 7.5% per annum payable quarterly in arrears. At the option of the Issuer, subject to the terms of the Subordination Agreement (as defined below), the Issuer may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If the Issuer does not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the Notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. A late charge of 20% of any overdue amount shall apply if the Issuer fails to pay amounts due under the Notes when due.

The Notes will be guaranteed by the Issuer’s subsidiaries and will enjoy a second lien against the Issuer’s assets and will be junior only to liens of senior debt and certain permitted liens. All amounts under the Notes will be due and payable in cash on the third anniversary of the issuance of the Notes if not converted or redeemed earlier.

The Notes may not be converted if, after giving effect to the conversion, any Buyer together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

The Notes will contain certain covenants and restrictions and will be subject to various events of default, including, among others, failure to pay principal or interest on the Notes or comply with certain covenants under the Notes and cross-defaults to other material indebtedness. After certain senior indebtedness has been paid in full, the Notes will also contain events of default for failure by the Issuer to comply with its obligations to reserve Common Stock for any conversions of the Notes, convert the Notes on register the Common Stock issuable upon such conversion. Upon a change of control of the Issuer, the holders may require the Issuer to redeem the Notes at a redemption price equal to the greater of (i) 107.5% of the principal amount of the Notes being redeemed and (ii) the market value of shares such holder would be entitled to receive if its Notes were converted into Common Stock.

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 10 of 13 Pages

On June 27, 2014, the Issuer filed a Certificate of Designations to designate the number, rights, preferences and privileges of shares of 16 new series of Preferred Stock—Series A-1 through A-3 Preferred Stock (the “Series A Preferred Stock”) and Series B-1 through B-13 Preferred Stock (the “Series B Preferred Stock”). The Issuer will authorize and issue one share of each series of Preferred Stock. The Fund was issued one share of Series A-1 Preferred Stock and one share of Series B-1 Preferred Stock.

Each share of Series A Preferred Stock will give its holder the right to elect a director to the board of directors of the Issuer (the “Board”). The Fund elected Erica Niemann to the Board effective as of the Closing (as defined below). Among other things, each share of Series B Preferred will give its holder the right to vote the shares of Common Stock underlying such holder’s Note on an as-converted basis. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the Note held by such Buyer.

In connection with Purchase Agreement, the Issuer entered into a Registration Rights Agreement with the Buyers providing for the registration by the Issuer of the shares of the Common Stock issuable upon conversion of the Notes (“Registrable Securities”).

The Issuer will be obligated to file a registration statement within 20 calendar days from the closing of the issuance of the Notes (the “Closing”) and to use its reasonable best efforts to cause the registration statement to become effective within 90 calendar days from the date the registration statement is filed and maintain the effectiveness of such registration statement until all of the shares registered thereunder may be freely transferred by the Buyers or the Buyers have sold all of the shares covered by such registration statement. In the event that the registration statement does not cover all of the Registrable Securities, the Issuer will be obligated to file additional registration statements. The Issuer will be subject to certain obligations if the Issuer (i) fails to file the registration statement within the agreed upon time period, (ii) fails to have the registration statement declared effective on or before the agreed upon date or (iii) fails to maintain the effectiveness of the registration statement or fails to meet certain other maintenance obligations. If the Issuer fails to meet its obligations as described in the previous sentence, it will be required to pay liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.

The foregoing descriptions of the Purchase Agreement, the Notes, the Certificate of Designations, and the Registration Rights Agreement are summaries, and are qualified in their entirety by reference to such documents, which are filed as Exhibits 10.1, 4.1, 4.2, and 4.3 respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2014 (the “8-K Filing”), and are incorporated herein by reference.

The agent and the lenders party to that certain Credit Agreement, dated February 6, 2014, with Body Central Stores, Inc., Body Central Direct, Inc., and Body Central Services, Inc. and the Issuer entered into an intercreditor and subordination agreement (the “Subordination Agreement”) with the Fund, as agent for the Buyers, under which payments and other obligations under the Notes, and the liens securing such obligations, are subordinated to the prior right of payment and performance of all obligations owed the Agent and the Lenders under the Credit Agreement and the liens securing such obligations.

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 11 of 13 Pages

The foregoing description of the Subordination Agreement is a summary, and is qualified in its entirety by reference to such document, which is filed as Exhibits 10.3 to the 8-K Filing, and is incorporated herein by reference.

The Reporting Persons filed Amendment No. 1 together with certain of the other Buyers and their affiliates (the “Other Reporting Persons”) as they may have previously been deemed to be a group with such Other Reporting Persons. As a result of the closing of the transactions contemplated by the Purchase Agreement, there is no longer any argument that the Reporting Persons could be deemed to be a group with the Other Reporting Persons. The Reporting Persons expressly disclaim membership in a group with the Other Reporting Persons or any other person.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the shares of Common Stock outstanding reported in this Statement are calculated based upon 16,654,550 shares of Common Stock outstanding as of June 27, 2014 as provided in the Purchase Agreement and assumes the conversion of the reported Notes. As disclosed in Item 4, the Notes may not be converted if, after giving effect to the conversion, any Buyer together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion.

The Reporting Persons filed Amendment No. 1 together with the Other Reporting Persons as they may have previously been deemed to be a group with such Other Reporting Persons. As a result of the closing of the transactions contemplated by the Purchase Agreement, there is no longer any argument that the Reporting Persons could be deemed to be a group with the Other Reporting Persons. The Reporting Persons expressly disclaim membership in a group with the Other Reporting Persons or any other person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)	No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 12 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Other than the Purchase Agreement filed as Exhibit 2 hereto; the Form of Note filed as Exhibit 3 hereto, the Certificate of Designations filed as Exhibit 4 hereto; the Registration Rights Agreement filed as Exhibit 5 hereto; the Subordination Agreement filed as Exhibit 6 hereto and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

	Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
	Exhibit 2:	Purchase Agreement dated June 27, 2014 by and among the Issuer and the buyers identified therein (incorporated by reference to Exhibit No. 10.1 to the 8-K Filing)
	Exhibit 3:	Form of Note (incorporated by reference to Exhibit No. 4.1 to the 8-K Filing)
	Exhibit 4:	Certificate of Designations (incorporated by reference to Exhibit No. 4.2 to the 8-K Filing)
	Exhibit 5:	Registration Rights Agreement dated June 27, 2014 by and among the Issuer and the buyers identified therein (incorporated by reference to Exhibit No. 4.3 to the 8-K Filing)
	Exhibit 6:	Subordination Agreement dated June 27, 2014 by and among the Issuer and the buyers identified therein (incorporated by reference to Exhibit No. 10.1 to the 8-K Filing)

CUSIP No. 09689U102	SCHEDULE 13D/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2014

LISA O’DELL RAPUANO
LANE FIVE PARTNERS LP
LANE FIVE CAPITAL MANAGEMENT LP
LANE FIVE CAPITAL MANAGEMENT, LLC
LANE FIVE PARTNERS GP LLC

/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano, for herself, as the Managing Member of the IM GP (for itself and the Investment Manager) and as the Managing Member of the General Partner (for itself and the Fund)